September 10, 2025

Piyush Phadke
Chief Financial Officer
reAlpha Tech Corp.
6515 Longshore Loop
Suite 100
Dublin, OH 43017

        Re: reAlpha Tech Corp.
            Form 10-K for Fiscal Year Ending December 31, 2024
            Filed April 2, 2025
            Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31,
2024
            Filed May 13, 2025
            File No. 001-41839
Dear Piyush Phadke:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction